UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                            NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)

                       Li & Chui Holdings (B.V.I.) Limited
                               Joseph Li Shi Yuen
                                  Chui Kam Wai
                                  P.O. Box 957
                         Offshore Incorporations Centre
                               Road Town, Tortola
                             British Virgin Islands
                           Telephone: (852) 2341-0273
                              Fax: (852) 2263-1223
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                            ------------------------

                                 March 31, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

---- ---------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON - Li & Chui Holdings (B.V.I.) Limited

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
---- ---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                        (a)|_|
          N/A                                           (b)|_|
---- ---------------------------------------------------------------------------
3.   SEC USE ONLY
---- ---------------------------------------------------------------------------
4.   SOURCE OF FUNDS
                N/A
---- ---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
          N/A
---- ---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION       British Virgin Islands
---- ---------------------------------------------------------------------------
Number of Shares            7.   SOLE VOTING POWER:  NONE (See Item 5)

Beneficially Owned          8.   SHARES VOTING POWER :  N/A

by Each Reporting           9.   SOLE DISPOSITIVE POWER:  NONE (See Item 5)

Person With                10.   SHARES DISPOSITIVE POWER:  N/A
---- ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        NONE
---- ---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES |_|
---- ---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         N/A
---- ---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO
---- ---------------------------------------------------------------------------

---- ---------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON  -  Joseph Li Shi Yuen

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
---- ---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                        (a)|_|
          N/A                                           (b)|_|
---- ---------------------------------------------------------------------------
3.   SEC USE ONLY
---- ---------------------------------------------------------------------------
4.   SOURCE OF FUNDS
          N/A
---- ---------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) |_|
          N/A
---- ---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION       Hong Kong
---- ---------------------------------------------------------------------------
Number of Shares            7.   SOLE VOTING POWER: 1,048,870

Beneficially Owned          8.   SHARES VOTING POWER :  N/A

by Each Reporting           9.   SOLE DISPOSITIVE POWER:  1,048,870

Person With                10.   SHARES DISPOSITIVE POWER:  N/A
---- ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,048,870
---- ---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES    |_|
---- ---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.4%
---- ---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
---- ---------------------------------------------------------------------------

---- ---------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS - Chui Kam Wai

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
---- ---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                        (a)|_|
          N/A                                           (b)|_|
---- ---------------------------------------------------------------------------
3.   SEC USE ONLY
---- ---------------------------------------------------------------------------
4.   SOURCE OF FUNDS
        N/A
---- ---------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) |_|
         N/A
---- ---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION       Hong Kong
---- ---------------------------------------------------------------------------
Number of Shares            7.   SOLE VOTING POWER:  1,045,870

Benefically Owned           8.   SHARES VOTING POWER :  N/A

by Each Reporting           9.   SOLE DISPOSITIVE POWER:  1,045,870

Person With                10.   SHARES DISPOSITIVE POWER:  N/A
---- ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,045,870
---- ---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES         |_|
---- ---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.4%
---- ---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
---- ---------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company"), an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located at 3rd Floor, 116 Main Street, Road Town, Tortola, British Virgin Islands.


ITEM 2.   IDENTITY AND BACKGROUND

(a) The names of the Reporting Persons are Li & Chui Holdings (B.V.I.) Limited (formerly known as J.I.C. Holdings (B.V.I.) Limited), an International Business Company organized under the laws of the British Virgin Islands ("Li & Chui"), Mr. Joseph Li Shi Yuen ("Mr. Li") and Mr. Chui Kam Wai ("Mr. Chui") (collectively, the "Reporting Persons").

(b) Li & Chui's registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

          Mr. Li's business address is c/o Zastron Electronic (Shenzhen) Co. Ltd., Gu Su Industrial Estate, Xixiang, Baoan, Shenzhen, The People's Republic of China.

          Mr. Chui's business address is J.I.C. (Macao Commercial Offshore) Company Limited. Unit D, 17/F, Edificio Comercial Rodrigues 599 da Avenida da Praia Grande, Macao, The People's Republic of China.

(c) Li & Chui is a holding company, wholly owned in equal shares by Mr. Li and Mr. Chui, who are its directors. Li & Chui's principal business is to hold the Common Shares which are the subject of this report.

          Mr. Li is a Consultant of the Company.

          Mr. Chui is the Chief Executive Officer of J.I.C. group of companies, which are subsidiaries of the Company.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Li & Chui is an International Business Company organized under the laws of the British Virgin Islands. Mr. Li and Mr. Chui are both citizens of Hong Kong.

ITEM 3.   SOURCE AND THE AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The purpose of the transaction is to transfer the Common
Shares that were registered in the name of Li & Chui to Mr. Li and Mr. Chui (who are the shareholders of Li & Chui) to be held directly by them. Any of the Reporting Persons may sell or acquire Common Shares in the future depending on the prevailing market price of the securities. None of the Reporting Persons has plans or proposals that relate to or would result in the matters identified in
Item 4(a) through (j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) As result of the transfer by Li & Chui of 2,000,000 Common Shares to each of Mr. Li and Mr. Chui in equal shares on March 31, 2006, Li & Chui owns none of the Common Shares outstanding.

          As of May 3, 2006, as a result of Li & Chui's transfer of 1,000,000 Common Shares to Mr. Li and then Mr. Li's subsequent transfer of 30,000 Common Shares to two individuals for a nominal consideration of HK$1.00 per share, Mr. Li beneficially owned 1,048,870 of the Common Shares outstanding, representing 2.4% of the outstanding Common Shares. The amount of Common Shares includes: (i) 1,048,870 Common Shares owned by Mr. Li personally; and (ii) 0 Common Shares that Mr. Li may acquire upon the exercise of employee stock options (see paragraph (c) below). The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

          As of May 3, 2006, as a result of Li & Chui's transfer of 1,000,000 Common Shares to Mr. Chui, Mr. Chui beneficially owned 1,045,870 of the Common Shares outstanding, representing 2.4% of the outstanding Common Shares. The amount of Common Shares includes: (i) 1,045,870 Common Shares owned by Mr. Chui personally; and (ii) 0 Common Shares that Mr. Chui may acquire upon the exercise of employee stock options. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

(b) Mr. Li has sole voting and investment power over 1,048,870 Common Shares attributed to him in paragraph (a).

          Mr. Chui has sole voting and investment power over 1,045,870 Common Shares attributed to him in paragraph (a).

(c) In addition to the transactions described in paragraph (a) above, the following table sets forth details of the open market sales of Common Shares (made through Bear, Stearns & Co., Inc.) made by Mr. Li during the last sixty days.

------------------    ------------------    ---------------    -----------------
 Transaction Date      Number of Common       Sales Price        Net Proceeds
                          Shares Sold
------------------    ------------------    ---------------    -----------------
March 6, 2006              80,000(1)            $20.85           $1,667,943.79
------------------    ------------------    ---------------    -----------------

(1) Mr. Li acquired 80,000 Common Shares upon the exercise of employee stock options.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Articles of Association of the Company provides that if any person other than an individual which is a member of the Company may by resolution of its director or other governing body authorize such person as it thinks fit to act as its representative any meeting of the Company or of any class of members of the Company, then the person so authorized shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.                Description
          ----------------------------------------------------------------------
          99.1 Joint Filing Agreement dated May 3, 2006 between the Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: May 3, 2006                   LI & CHUI HOLDINGS (B.V.I) LIMITED



                                              By:    /s/ Joseph Li Shi Yuen
                                                 -------------------------------
                                                       Joseph Li Shi Yuen



                                              By:    /s/ Chui Kam Wai
                                                 -------------------------------
                                                      Chui Kam Wai